Mail Stop 3561

April 27, 2010

<u>via U.S. mail and facsimile</u>

Kevin Kreisler, Chief Executive Officer
Ecosystem Corporation
One Penn Plaza, Suite 1612
New York, NY   10119

RE: Ecosystem Corporation
          Supplemental Responses submitted March 31, and April 9, 2010 Re Forms
          10-K and 10-K/A for Fiscal Year Ended December 31, 2008
          and filed April 15 and May 20, 2009, respectively
          File No.: 0-32143

Dear Mr. Kreisler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

1. We note your response to prior comment 10 of our letter dated December 30, 2009. It appears that several schedules to Exhibit 10.2 are not filed. Please file the exhibit in its entirety or advise.

2. We note your response to prior comment 11. We also note the disclosure in your 2010 10-K that, "on April 15, 2010, the Company entered into an agreement to cancel the 2009 Preferred Equity Investment and all related agreements." It is unclear if you plan to file the April 15, 2010 agreement. Please advise.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or James Lopez at (202) 551-3536 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Kevin Kreisler, President
        Via facsimile to (646) 572-6336